PRIMERO APPOINTS MR. ERNEST MAST AS PRESIDENT AND CHIEF OPERATING OFFICER

Toronto, Ontario, February 2, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) is pleased to announce the appointment of Mr. Ernest (“Ernie”) Mast as President and Chief Operating Officer, effective today.

Mr. Mast is a metallurgical engineer and brings to Primero over 25 years of international mining experience. Mr. Mast previously held leadership positions including Vice President of Corporate Development at Copper Mountain Mining, owner of the 35,000 tonnes per day Copper Mountain mine in British Columbia, Vice President of Operations at New Gold Inc. where he was responsible for overseeing approximately 1,600 employees at 4 mines producing a combined 400,000 ounces per year of gold and substantial silver and copper by-products. Mr. Mast was also the President and CEO of Minera Panama, a subsidiary of Inmet Mining (now First Quantum), during the development of Cobre Panama, a 290,000 tonnes per year copper project. In addition, he was President and General Manager of the large-scale Falcondo ferronickel operations in the Dominican Republic, now owned by Glencore. Mr. Mast has a Master’s degree in Metallurgical Engineering from McGill University, is a registered professional engineer and is fluent in English, Spanish and French.

"We are extremely pleased to welcome someone with Ernie’s depth and breadth of international mining experience to the Primero team,” said Joseph F. Conway, Chief Executive Officer. “His proven track record in operational optimization, strategic management of multiple sites and capital markets experience are an ideal fit for the next phase of Primero’s growth. He is also a strong cultural fit for Primero, with over 18 years of experience leading successful operations and projects in Latin America. Together, we will continue to deliver on our commitment of building a leading intermediate gold producer in low-risk regions of the Americas.”

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com